Peter Falconer
Assocviate General Counsel
Tel: 312.621.8086
Fax: 312.621.6637
peter.falconer@gatx.com

January 4, 2008
Mr. Daniel Morris
Attorney-Advisor, Corporate Finance Division
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	GATX Corporation
Definitive 14A
Filed March 15, 2007
File No. 001-02328
Dear Mr. Morris:
     On behalf of GATX Corporation (the “Company”), I am submitting our responses to the comment letter dated December 10, 2007, to Mr. Brian Kenney. The comments set forth in your letter are duplicated below and are followed immediately by the Company’s responses.
1.	We note your response to prior comment 3. You are required to identify all companies against which you benchmark compensation of your named executive officers. While your response indicates that the surveys provided you with a “general understanding of pay levels” at similarly sized companies for positions with duties that were comparable across companies, which suggests that you did not benchmark your named executive officer compensation, your disclosure in your proxy at page 9, indicating that “GATX targets the level of compensation on each element in the pay program near median levels reported in nationally recognized published compensation surveys for companies of comparable revenue size in a broad range of industries,” suggests otherwise. In the future, to the extent the compensation committee is benchmarking compensation against surveys and such benchmarking is a material consideration to the committee’s determination of compensation levels, please identify the component companies. Please confirm that you will comply with this comment in future filings.
We have considered the comment but do not believe that the Company engages in “benchmarking” as the Company does not target any portion of the compensation of its named executive officers, or the aggregate compensation awarded to its named executive officers, to a specific percentile of either of the compensation surveys it reviews in any formulaic fashion. When we drafted the disclosure, we used “benchmarking” in a more generic sense. The Company uses the surveys as a guide in setting the compensation for its named executive officers to help in achieving its desire of having the various elements of compensation be competitive. For purposes of determining what is competitive, we look at the median range in the surveys. We use that as a starting point for our compensation decisions. However, compensation decisions with respect to a specific individual are influenced by a variety of factors in addition to the survey, including experience, tenure, unique responsibilities and individual performance. In future filings, we will revise the disclosure to make clearer how the Company uses the two compensation surveys as a guide in making compensation decisions. In addition, to avoid confusion, we will not use the word “benchmarking,” as such term has come to be used, to describe our compensation practices to date.

Mr. Daniel Morris
January 4, 2008

2.	While we note your response to prior comment 5, we re-issue the comment. Your proxy disclosure specifically states, and your supplemental response confirms, that individual performance affects compensation. It appears that individual performance is material and should be discussed in greater detail. To the extent you contend that performance targets need not be disclosed, we request that you provide a detailed analysis in support of confidential treatment. Alternatively, please remove the qualifications contained in your supplemental response and confirm that you will revise your disclosure to more clearly explain the impact of individual performance on the compensation (including base salary and annual and long-term incentive compensation) awarded to your named executive officers.
While individual performance may affect the compensation of our named executive officers, it does not do so in an objective, formulaic fashion, particularly with respect to decisions made regarding base salary and long-term incentive compensation. Rather a subjective analysis of individual performance is one factor, among several, that may be considered when making those compensation decisions and therefore may have an impact. With regard to annual incentive compensation, individual performance has the potential for a more direct impact on the bonus that is earned (for executives other than the CEO), although it is still subjective based on the CEO’s assessment of the level of satisfaction of goals determined at the beginning of the year for each of the executive officers. However, the determined level of satisfaction does not equate to a specific bonus to be earned by the individual. Nevertheless, we confirm that we will revise our disclosure in future filings to more clearly explain the impact of individual performance on the compensation awarded to our named executive officers.
* * * *
In responding to the Division’s comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing;

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments regarding the Company’s responses, or if you require any additional information, please contact me at (312) 621-8086.
Sincerely yours,
Peter J. Falconer
Associate General Counsel

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